U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(Full title of the plan and the address of the plan if different from that of the issuer named below)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Chesapeake Corporation Retirement and 401(K) Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Attached hereto are the financial statements of the Chesapeake Corporation Retirement and 401(K) Savings Plan for the fiscal year ended December 31, 2007, prepared in accordance with the financial reporting requirements of ERISA.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN FOR THE YEAR ENDED DECEMBER 31, 2007 INDEX

Page

Report of Independent Registered Public Accounting Firms . . . . . . . . . . . . . . . . . . . . .	1-2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and December 31, 2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007 and December 31, 2006 . . . . . . . . . . . . . . . . ..	4

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5-12

Supplemental Schedules*:

Schedule of Assets (Held at End of Year) at December 31, 2007 and December 31, 2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . .	13-16

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	17

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Chesapeake Corporation Retirement and 401(k) Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Chesapeake Corporation Retirement and 401(k) Savings Plan (Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF Witt Mares, PLC
PKF Witt Mares, PLC
Richmond, Virginia
June 16, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
  Chesapeake Corporation Retirement And 401k Savings Plan
Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of Chesapeake Corporation Retirement And 401k Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chesapeake Corporation Retirement And 401k Savings Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of the year ended December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MCGLADREY & PULLEN, LLP
MCGLADREY & PULLEN, LLP

Richmond, Virginia
June 28, 2007

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and December 31, 2006

	2007	2006

Assets:
Investments at fair value (Notes 2 and 4)	$20,877,602	$20,291,315
Receivables:
Employer contributions ( Note 1)	340,311	328,469

Total assets	$21,217,913	$20,619,784

Net assets available for benefits	$21,217,913	$20,619,784

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2007 and December 31, 2006

	2007	2006

Additions to net assets:
Investment income:
Interest and dividends	$1,708,931	$1,036,136
Net (depreciation) appreciation in fair value of investments (Notes 2 and 4)	(1,102,121)	1,318,688

	606,810	2,354,824

Contributions (Note 1):
Employees	419,867	382,706
Rollovers	161,791	26,222
Employer	560,216	509,286

	1,141,874	918,214

Total additions	1,748,684	3,273,038

Deductions from net assets:
Distributions to participants (Note 1)	1,150,555	3,936,849

Net increase (decrease) before plan transfers	598,129	(663,811)

Plan transfers (Note 6)	-	919,823

Net increase	598,129	256,012

Net assets available for benefits, beginning of year	20,619,784	20,363,772

Net assets available for benefits, end of year	$21,217,913	$20,619,784

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan:

General

The Chesapeake Corporation Retirement and 401(k) Savings Plan (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan document.

Effective January 1, 2005 Mercer Trust Company ("Mercer") assumed the trustee responsibilities for the Plan for Putnum Investments.

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

Effective January 1, 2006 the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Hourly Plan") was merged with and into the Plan, at which time all participants in the Hourly Plan became participants in the Plan (the "Merger").  The investment options under the Hourly Plan are the same as the investment options under the Plan; therefore, participant accounts that were transferred into the Plan maintained the same investments as under the Hourly Plan.

Effective January 1, 2006 the Plan was renamed the Chesapeake Corporation Retirement and 401(k) Savings Plan.

Employee Contributions

Participants are automatically enrolled to defer 2% of annual before-tax compensation.  The Plan also provides for automatic increases of 1% per year.  A participant may elect to defer receipt of 2% to 100% of annual before-tax compensation, in increments of 1% into the Plan.  Elective deferral contributions may not exceed statutory limits ($15,500 in 2007 and $15,000 in 2006) per participant in any taxable year. Participants may also contribute to the Plan amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may discontinue their election to contribute at any time.

Beginning in 2002, employees who reached age 50 by the Plan year end were allowed to contribute an additional $1,000 to their Plan account.  The additional contribution allowed has increased $1,000 per year through 2006.  As of December 31, 2007 and 2006, total additional contributions allowed were $5,000 and $5,000, respectively therefore, increasing the adjusted statutory limits for these employees to $20,500 in 2007 and $20,000 in 2006.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS, Continued

1.  Description of Plan, continued:

Employer Contributions

The Plan provides for a matching employer contribution each Plan year in an amount equal to 100% of the first 3% and 50% of the next 2% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year.  In addition, the Plan provides for a basic non-elective employer contribution which equals 5% of the participant's compensation for a salaried employee and 2.5% for an hourly employee.  However, if on December 31, 2005, the participant was a participant in the Chesapeake Corporation Retirement Plan for Salaried Employees, was a salaried employee, had completed at least five years of service, had attained at least age 45, and was not a participant in the Chesapeake Corporation Executive Supplemental Retirement Plan during the Plan year then the basic non-elective contribution equals 7.5% of the participant compensation.  The matching contributions are credited to participant accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document.  Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as non-elective contributions.  At December 31, 2007 and 2006 there were $340,311 and $328,469, respectively in employer contributions due to the Plan as a result of the basic non-elective contribution.

Discretionary Contributions

The Employer may make discretionary contributions in cash or Chesapeake stock as the Board of Directors or the Executive Compensation Committee of the Board may determine.  No such discretionary contributions were made in 2007 or 2006.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are fully and immediately vested in all employee contributions.  Participants are immediately vested in employer matching contributions.  In addition, participants are generally vested in the basic non-elective contribution and any discretionary contributions 20% per year over a five year period, such that a participant is 100% vested after five years of credited service.  Employer matching contributions prior to January 1, 2006 for certain salaried employees are subject to the same vesting schedule.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS, Continued

1.  Description of Plan, continued:

Participant Loans

Employees that are participants may borrow from the vested portion of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the non-forfeitable portion of their account balance.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator.  Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly.  Loan repayments are generally made through payroll deductions on each paycheck.  Loans generally become due and payable in full once a participant terminates employment.  The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code.  At December 31, 2007 and 2006 interest rates on outstanding loans ranged from 5.00% to 9.25% ..

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability.  Benefit payments are made to the participant as a lump-sum distribution or installment payment.  If the present value of the benefit to be received is less than $1,000, a lump-sum distribution is required.

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account.  Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document.  The balances of forfeited nonvested accounts were $29 and $31 at December 31, 2007 and December 31, 2006, respectively.  Forfeitures in the amounts of $4,222 and $21,876 were used to reduce employer contributions in 2007 and 2006, respectively.

Plan Expenses

Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments and are netted against investment income.  All other expenses associated with the administration of the Plan are paid by Chesapeake.

2.  Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS, Continued

2.  Summary of Significant Accounting Policies, continued

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Common and collective trusts	- Information reported by the investment advisor
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis.  Investment income is recorded as earned.  Dividend income is recorded on the ex-dividend date.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the "net appreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

Distributions to Participants

Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The plan invests in investment contracts through a collective trust.  Because contract value approximates fair value, the Statements of Net Assets Available for Benefits present the contract value of the investment in the collective trust and do not show an adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS, Continued

3.  Plan Termination:

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA.  In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his or her account and payment of such amounts will be made by the Trustee as directed by the Plan Committee.

4.  Investments:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,	December 31,
	2007	2006

Investments at fair value as determined by quoted market price:
Growth funds
Putnam Growth Opportunities Fund (128,067and 139,291 shares, respectively)	$1,977,358	$2,036,431
Growth and Income funds
Dodge and Cox Stock Fund (51,157 and 52,078 shares, respectively)	7,072,910	7,991,827
Neuberger & Berman Genesis Trust (35,985 and 38,941 shares, respectively)	1,773,339	1,858,648
Value funds
Harbor International Fund Investor Shares (15,690 and 10,212 shares,	1,109,761	628,844	*
respectively)
Income funds
PIMCO Total Return Fund (186,556 and 172,973 shares, respectively)	1,994,287	1,795,461
Capital Preservation funds
Putnam Stable Value Fund (2,065,689 and 1,599,825 shares, respectively)	2,065,689	1,599,825

*Amount was not greater than 5% in year indicated.

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:
	2007	2006

Mutual funds	$(489,652)	$1,256,625
Common and collective trusts	24,681	68,272
Common stock	(637,150)	(6,209)

Net appreciation in fair value of investments	$(1,102,121)	$1,318,688

Certain prior year amounts reported above have been reclassified to conform with current year presentation.  Net appreciation in fair value of investments is unchanged due to these reclassifications.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS, Continued

5.  Tax Status:

The Plan obtained its latest determination letter on November 21, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

6.  Plan Transfers:

On December 30, 2005 investments of $917,862 were transferred into the Plan.  As the Merger did not occur until January 1, 2006, the Plan recorded a liability to the Hourly Plan for this amount at December 30, 2005.  Additionally, there was $1,961 in receivables recorded on the Hourly Plan Statement of Net Assets Available for Benefits at December 30, 2005.  The transfer of investments and receivables has been recognized within the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.  (See Note 8, Reconciliation of Financial Statements to Form 5500).

7.  Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds, money market funds, and common and collective trusts managed by Mercer and/or Putnam Investments.  Purchases of Mercer and/or Putnam Investments of 708,442 shares in 2007 and 207,716 shares in 2006 totaled $1,374,379 and $589,767, respectively.  Sales of Mercer and/or Putnam Investments of 245,560 shares in 2007 and 1,224,736 shares in 2006 totaled $711,716 and $2,191,646, respectively.  Certain Plan investments are shares of Chesapeake Corporation common stock.  Purchases of Chesapeake Corporation common stock of 6,994 shares in 2007 and 5,846 shares in 2006 totaled $88,932 and $85,826, respectively.  Sales of Chesapeake Corporation common stock of 5,351 shares in 2007 and 10,884 shares in 2006 totaled $76,387 and $163,027, respectively.  These transactions qualify as party-in-interest transactions that are allowable under ERISA.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS, Continued

8.  Reconciliation of Financial Statements to Form 5500:

As a result of the transfer of Plan assets in advance of the Merger, certain amounts were recorded differently in the financial statements than in the Form 5500.  The following is a reconciliation of Distributions to participants per the financial statements to Form 5500:
2007

Distributions to participants per financial statements	$1,150,555
Interest on deemed distributions	(253)

Distributions to participants per Form 5500	$1,150,302

The following is a reconciliation of Plan transfers per the financial statements to Form 5500:

2006

Plan transfers per financial statements	$919,823
Transfer of investment from Hourly Plan	(917,862)
Transfer of employer contributions from Hourly Plan	(1,013)
Transfer of employee contributions from Hourly Plan	(948)

Plan transfers per Form 5500	-

9.  Risks and Uncertainties:

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities, common and collective trusts, and as a direct Chesapeake common stock investment.  Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.  Plan Amendments:

Effective January 1, 2006 the Plan was amended as follows:

•	To include an annual non-elective Employer contribution based on total compensation (base and annual bonus) of 2.5% for hourly employees and 5.0% for salaried employees.
•	To increase the Employer match to 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed (a maximum Employer match of 4% of pay).
•
To include an additional annual non-elective Employer contribution of 2.5% of total compensation to the Plan for approximately 15 salaried employees who were at least age 45 as of December 31, 2005, had at least five years of service and were a participant in the Employers’ pension plans.

•
Vesting was accelerated on January 1, 2006 for anyone who was a participant in the Plan or the Hourly Plan on December 31, 2005, and future Employer matching contributions are immediately vested with the exception of the non-elective Employer contribution (2.5% for hourly employees and 5% or 7.5% for salaried employees) which has a five year graded vesting period.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
NOTES TO FINANCIAL STATEMENTS, Continued

11.  New Accounting Pronouncements:

In September 2006, the FASB issued Statement of financial Accounting Standards (SFAS) No. 157 “fair Value Measurements” (SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements.  It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements.  The statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  “SFAS 157, as it relates to financial assets and liabilities, is effective for the Company beginning January 1, 2008.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company will adopt SFAS 157 and FSP FAS 157-2 effective January 1, 2008.  Accordingly, the provisions of SFAS 157 will not be applied to nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009.  The Company is currently analyzing the impact of SFAS 157 on the Plan’s financial statements.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	** (d) Cost	(e) Current Value

	PIMCO Total Return Fund	Targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$1,994,287
	Dodge & Cox Stock Fund	Invests primarily in a broadly diversified portfolio of common stocks	-	7,072,910
	Franklin Small-Mid Cap Growth Fund	Invests primarily in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	795,512
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	-	1,773,339
*	Putnam Growth Opportunities Fund	Invests mainly in stocks of very large, highly competitive growth companies	-	1,977,358
*	Putnam S&P 500 Index Fund	Invests in common-stock securities, that seeks to approximate the performance of the S&P 500	-	488,129
*	Putnam International Equity Fund	Invests mainly in stocks of companies located outside the United States	-	566,030
*	Putnam Stable Value Fund	Invests primarily in high-quality, fixed-income investments	-	2,065,689
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	127,609
	Harbor International Fund Investor Shares	Invests primarily in equity securities, principally common and preferred stocks of foreign companies.	-	1,109,761
	Vanguard Prime Money Market Fund	Invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial institutions, the U.S. government, and federal agencies	-	558,403
	Growth Fund of America	Invests in a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash.	-	361,866
	Dodge & Cox Balanced Fund	Seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.	-	1,035,034
	Vanguard 500 Index Fund	Targets long-term growth of capital and income from dividends.	-	278,132
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	286,293
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.25%; loans are amortized in level payments with current terms ranging from 2 to 5 years	-	83,643
*   Indicates party-in-interest
** Cost is not required for participant-directed investments.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007, continued

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	** (d) Cost	(e) Current Value

*	Putnam Retirementready 2010 Fund	Invests in other Putnam funds based on fund's target date.		31,430
*	Putnam Retirementready 2015 Fund	Invests in other Putnam funds based on fund's target date.	-	29,375
*	Putnam Retirementready 2020 Fund	Invests in other Putnam funds based on fund's target date.	-	18,637
*	Putnam Retirementready 2025 Fund	Invests in other Putnam funds based on fund's target date.	-	61,969
*	Putnam Retirementready 2030 Fund	Invests in other Putnam funds based on fund's target date.	-	36,902
*	Putnam Retirementready 2035 Fund	Invests in other Putnam funds based on fund's target date.		49,016
*	Putnam Retirementready 2040 Fund	Invests in other Putnam funds based on fund's target date.	-	35,615
*	Putnam Retirementready 2045 Fund	Invests in other Putnam funds based on fund's target date.	-	4,910
*	Putnam Retirementready 2050 Fund, Class A	Invests in other Putnam funds based on fund's target date.	-	35,753
		Total		$20,877,602

*   Indicates party-in-interest
** Cost is not required for participant-directed investments.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	** (d) Cost	(e) Current Value

	PIMCO Total Return Fund	Targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$1,795,461
	Dodge & Cox Stock Fund	Invests primarily in a broadly diversified portfolio of common stocks	-	7,991,827
	Franklin Small-Mid Cap Growth Fund	Invests primarily in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	617,041
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	-	1,858,648
*	Putnam Growth Opportunities Fund	Invests mainly in stocks of very large, highly competitive growth companies	-	2,036,431
*	Putnam S&P 500 Index Fund	Invests in common-stock securities, that seeks to approximate the performance of the S&P 500	-	456,773
*	Putnam International Equity Fund	Invests mainly in stocks of companies located outside the United States	-	560,123
*	Putnam Stable Value Fund	Invests primarily in high-quality, fixed-income investments	-	1,599,825
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	117,722
	Harbor International Fund Investor Shares	Invests primarily in equity securities, principally common and preferred stocks of foreign companies.	-	628,844
	Vanguard Prime Money Market Fund	Invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial institutions, the U.S. government, and federal agencies	-	81,012
	Growth Fund of America	Invests in a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash.	-	248,919
	Dodge & Cox Balanced Fund	Seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.	-	993,665
	Vanguard 500 Index Fund	Targets long-term growth of capital and income from dividends.	-	232,890
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	910,898
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.25%; loans are amortized in level payments with current terms ranging from 2 to 5 years	-	70,301
*   Indicates party-in-interest
** Cost is not required for participant-directed investments.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN
(FORMERLY CHESAPEAKE CORPORATION 401(K) SAVINGS PLAN FOR SALARIED EMPLOYEES)
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006, continued

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	** (d) Cost	(e) Current Value

*	Putnam Retirementready 2015 Fund	Invests in other Putnam funds based on fund's target date.	-	18,249
*	Putnam Retirementready 2020 Fund	Invests in other Putnam funds based on fund's target date.	-	8,814
*	Putnam Retirementready 2025 Fund	Invests in other Putnam funds based on fund's target date.	-	2,579
*	Putnam Retirementready 2030 Fund	Invests in other Putnam funds based on fund's target date.	-	8,598
*	Putnam Retirementready 2040 Fund	Invests in other Putnam funds based on fund's target date.	-	20,798
*	Putnam Retirementready 2045 Fund	Invests in other Putnam funds based on fund's target date.	-	3,154
*	Putnam Retirementready 2050 Fund, Class A	Invests in other Putnam funds based on fund's target date.	-	28,743
		Total		$20,291,315

*   Indicates party-in-interest
** Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation Retirement and 401(k) Savings Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION RETIREMENT AND 401(K) SAVINGS PLAN

By: /s/ Joel K. Mostrom Joel K. Mostrom Executive Vice President & Chief Financial Officer, Chesapeake Corporation

June 19, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm